UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________________________

FORM 8-A/A

Amendment
__________________________

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ACCURIDE CORPORATION
 (Exact name of registrant as specified in its charter)

Delaware	61-1109077
(State or other jurisdiction	(I.R.S. Employer Identification
of incorporation or organization)	Number)

7140 Office Circle, Evansville, IN	47715
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not applicable
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

 Item 1.  Description of Registrant’s Securities to be Registered

Reference is hereby made to the Registration Statement on Form 8-A filed by Accuride Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on November 10, 2011 (“Registration Statement”), relating to the Rights Agreement, dated as of November 9, 2011 (the “Original Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.  Such Registration Statement is hereby incorporated herein by reference.  The response to Item 1 of the Registration Statement is amended to add the following paragraphs:

On November 7, 2012, the Board of Directors of the Company (the “Board”) approved, and the Company entered into, an Amended and Restated Rights Agreement with American Stock Transfer & Trust Company, LLC, as rights agent (the “Restated Rights Agreement”), which amends and restates the Original Rights Agreement in its entirety.

The purposes of the Restated Rights Agreement are to (i) extend the expiration date of the rights previously issued under the Original Rights Agreement to November 9, 2015, subject to stockholder approval, (ii) increase the trigger threshold to 20% and (iii) add a qualified offer provision by which stockholders may require, following the Company’s receipt of a Qualifying Offer (as defined below), that the Board call a special meeting to consider exempting the Qualifying Offer from the provisions of the Restated Rights Agreement.  A summary of the terms of the amendments contained in the Restated Rights Agreement follows.  This description is only a summary, and is not complete, and should be read together with the entire Restated Rights Agreement, which has been filed as an exhibit hereto.

Expiration Date and Stockholder Approval.  The Restated Rights Agreement extends the expiration date of the rights to November 9, 2015, subject to stockholder approval.  Stockholders will be asked at the Company’s 2013 annual meeting to vote on a binding proposal to ratify the Restated Rights Agreement.  If the Restated Rights Agreement is not ratified at the Company’s 2013 annual meeting, the rights will automatically expire and the Restated Rights Agreement will terminate.

Acquiring Person Threshold.  The definition of “Acquiring Person” was modified in the Restated Rights Agreement to increase the beneficial ownership threshold to 20% or more of the outstanding common stock, par value $0.01 per share (the “Common Stock”) of the Company, subject to certain exceptions.

Qualifying Offer Provision.  A “Qualifying Offer,” is defined as an offer determined by the Board to have each of the following characteristics, in summary terms:

•
fully financed all-cash tender offer or an exchange offer offering shares of common stock of the offeror, or a combination thereof, for all of the outstanding shares of Common Stock at the same per-share consideration;

•
a per share offer price greater than the highest reported market price of the Common Stock in the twenty-four (24) months immediately preceding the date on which the Qualifying Offer is commenced; provided that if an offer includes common stock of the offeror, such per share offer price will be determined using the lowest reported market price for common stock of the offeror during the five trading days immediately preceding and the five trading days immediately following the date on which the Qualifying Offer is commenced;

•
conditioned on a minimum of at least a majority of (i) the shares of Common Stock outstanding on a fully-diluted basis and (ii) the outstanding shares of Common Stock not held by the offeror (or its affiliates and associates) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable;

•
accompanied by an irrevocable commitment by the offeror to consummate as promptly as practicable upon successful completion of the offer a second step transaction in which all of the shares of Common Stock not tendered into the offer will be acquired at the same consideration per share actually paid pursuant to the offer, subject to stockholders’ statutory appraisal rights, if any;

•	accompanied by an irrevocable commitment of the offeror that the offer will remain open through the time period required for completion of the Qualifying Offer process discussed above; and

•	in accordance with such other conditions contained in the Restated Rights Agreement.

If the Qualifying Offer includes shares of common stock of the offeror, such consideration must consist solely of freely-tradeable common stock of a publicly traded United States corporation, such common stock must be listed or admitted to trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market, the offeror must have received stockholder approval to issue such common stock in connection with the offer or not require such approval, the offeror must have no other class of voting stock outstanding, no person (including such person’s affiliated and associated persons) can beneficially own twenty percent (20%) or more of the shares of common stock of the issuer then outstanding at the time of commencement of the offer or at any time during the term of the offer, and the offeror must meet the registrant eligibility requirements for use of a registration statement on Form S-3 for registering securities under the Securities Act of 1933, as amended, including the filing of all reports required to be filed pursuant to the Securities Exchange Act of 1934, as amended, in a timely manner during the twelve (12) calendar months prior to the date of commencement of such offer. In addition, the Board and its representatives must be given access to conduct a due diligence review of the offeror to determine whether the consideration is fair and adequate.

An offer will not be considered a Qualifying Offer if a nationally recognized investment banking firm retained by the Board renders an opinion that the consideration being offered to the stockholders is either inadequate or unfair.

If the Company receives a Qualifying Offer (that has not been terminated and continues to be a Qualifying Offer for the period hereinafter described) and the Board has not redeemed the outstanding rights, exempted the Qualifying Offer from the terms of the Restated Rights Agreement, or called a special meeting for stockholders to vote on whether to exempt the Qualifying Offer from the terms of the Restated Rights Agreement within ninety (90) business days following the commencement of the offer (the “Board Evaluation Period”), then, within seventy (70) to ninety (90) business days following commencement of the offer, the holders of at least 10% of the Company’s outstanding shares of Common Stock (excluding shares beneficially owned by the offeror and its affiliates and associates) may request that the Board call a special meeting of the Company’s stockholders to vote on a resolution to exempt the Qualifying Offer.

The special meeting shall be held by the ninetieth (90th) business day following the last day of the Board Evaluation Period, subject to extension in certain circumstances (the “Special Meeting Period”).  If the Board does not hold a special meeting by the last day of the Special Meeting Period, the Qualifying Offer will be deemed exempt from the Restated Rights Agreement at the close of business on such date. If the Board does hold a special meeting and stockholders vote at such meeting in favor of exempting the Qualifying Offer, the Qualifying Offer will be deemed exempt from the Restated Rights Agreement at the close of business on the date the votes are certified as official by the inspector of elections.

The foregoing summary of the revisions reflected in the Restated Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Restated Rights Agreement, which is filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 8, 2012, and is incorporated herein by reference.

 Item 2.  Exhibits

1.
Amended and Restated Rights Agreement, dated as of November 7, 2012, between Accuride Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, dated November 8, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Accuride Corporation

Date:	November 8, 2012	/s/ Stephen A. Martin
Stephen A. Martin
Senior Vice President / General Counsel